EXHIBIT 21.1

SUBSIDIARIES OF U.S. HOME SYSTEMS, INC.

The following subsidiaries are 100% owned by U.S. Home Systems, Inc.

Name	State of Incorporation
U.S. Remodelers, Inc.	Delaware
Facelifters Home Systems, Inc.	Delaware
USA Deck, Inc. f/k/a Remodelers Credit Corporation	Delaware
First Consumer Credit, Inc.	Texas
U.S. Window Corporation	California

EXHIBIT 21.1 - Page 1